CERTIFICATE OF SECRETARY

I, Abigail Murray, being the duly appointed Secretary of Janus Investment Fund (“JIF”), a Massachusetts business trust, and Janus Aspen Series (“JAS”), a Delaware statutory trust, hereby certify that the Board of Trustees of JIF and JAS approved the following resolutions by unanimous written consent effective as of July 30, 2021:

WHEREAS, Janus Capital Management LLC (“Janus Capital”) has arranged for an extension of the Investment Company Fidelity Bond (the “Fidelity Bond”) provided by ICI Mutual Insurance Company in the amount of $5 million to Janus Aspen Series (“JAS”) and Janus Investment Fund (together with JAS, the “Trusts,” and each, a “Trust,” and the series thereof, the “Funds”) from August 1, 2021 through September 30, 2021;

NOW THEREFORE BE IT RESOLVED, that the Boards of Trustees (together, the “Trustees”) of the Trusts, including a majority of the Trustees who are not “interested persons” of the Trusts (as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”), approve, based on information provided by Janus Capital, the participation of the Trusts in the Fidelity Bond extension providing coverage to the Trusts for the period August 1, 2021 through September 30, 2021, after giving due consideration to all factors deemed relevant by the Trustees, including, but not limited to, the amount of coverage for each insured party, the number of insured parties, the value of the aggregate assets of the Trusts, the access to such assets any covered person may have, the type and terms of the arrangements made for the custody and safekeeping of the Trusts’ assets, and the nature of the securities in the Trusts’ portfolios;

FURTHER RESOLVED, that the Trustees of the Trusts hereby authorize Janus Capital to allocate the premium to extend the Fidelity Bond according to the methodology previously approved by the Trustees and reflected in the allocation agreement, and further based on the Trusts’ and Funds’ assets under management as of August 1, 2021;

FURTHER RESOLVED, that the portion of the premium expected to be paid by each Trust as a whole, to be allocated to each Fund of such Trust individually, is fair and reasonable and is less than the premium each Trust would have paid if each maintained a single insured bond; and

FURTHER RESOLVED, that the Trustees of the Trusts authorize and direct the Trusts’ officers and representatives of Janus Capital to prepare, execute, and file the Fidelity Bond extension, and any amendments thereto, and to take such other action as may be necessary or appropriate to conform to the provisions of the 1940 Act and the rules and regulations thereunder.

IN WITNESS WHEREOF, the undersigned has set her hand and seal this 26th day of August, 2021.

/s/ Abigail Murray
Abigail Murray, Secretary
Janus Investment Fund
Janus Aspen Series

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